FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2009

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
--------------------------------------
(Translation of Registrant's Name)

Rua Fortunato Ferraz, 659
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 14, 2009

SADIA S.A.

By:/s/Welson Teixeira Junior
----------------------------------
Name: Welson Teixeira Junior
Title: Investor Relations Director

Sadia S.A. (Public-held company) Interim financial information Three-month period ended March 31, 2009

Sadia S.A.

Publicly-held company

Interim financial information

Three-month period ended March 31, 2009

Independent auditors’ report

To

The Board of Directors and Shareholders of

Sadia S.A.

Concórdia - SC

1.

We have reviewed the Interim Financial Information of Sadia S.A (the Company) and the consolidated Interim Financial Information of the Company and its subsidiaries for the quarter ended March 31, 2009, comprising the balance sheets, the statements of income, changes in shareholders’ equity, cash flows and added value, the notes to the Interim Financial Information and the management report, which are the responsibility of its management.

2.

Our review was conducted in accordance with the specific rules set forth by the IBRACON - The Brazilian Institute of Independent Auditors, in conjunction with the Federal Accounting Council - CFC, and consisted mainly of the following: (a) inquiries and discussions with the persons responsible for the Accounting, Finance and Operational areas of the Company and its subsidiaries as to the main criteria adopted in the preparation of the Interim Financial Information; and (b) reviewing information and subsequent events that have or may have relevant effects on the financial position and operations of the Company and its subsidiaries.

3.

Based on our review, we are not aware of any material modifications that should be made in the Interim Financial Information described above, for it to be in accordance with the accounting practices adopted in Brazil and the rules issued by the Brazilian Securities Commission (CVM), applicable to the preparation of the Interim Financial Information.

4.

As described in Note 2, due to the changes occurred in the accounting practices adopted in Brazil during 2008, the statements of income, cash flows and added value, related to the quarter ended March 31, 2008, presented for comparison purposes, were adjusted and are being restated as required by NPC 12 - Accounting Policies, Changes in the Accounting Estimates and Correction of Errors, approved by CVM Resolution no 506/06.

May 14, 2008

KPMG Auditores Independentes

CRC SP014428/O-6-F-SC

Marcos A. Boscolo

Accountant CRC SP-198789/O-0 S-SC

Sadia S.A.

Balance sheets

March 31, 2009 and December 31, 2008

(In thousands of Reais)

		Parent company		Consolidated

Assets	Note	March 31, 2009	December 31, 2008	March 31, 2009	December 31, 2008

Current assets
Cash and cash equivalents	5	116,453	144,015	1,360,434	2,163,998
Short-term investments	6	595,706	755,324	845,875	1,345,330
Receivables from future contracts	23	7,718	300,874	222,302	813,319
Trade accounts receivable	7	757,286	1,049,156	559,013	790,467
Inventories	8	1,546,283	1,660,685	1,720,965	1,851,020
Recoverable taxes	9	382,997	379,476	428,380	441,818
Deferred taxes	22	63,400	129,561	65,306	132,969
Other credits		87,749	84,269	115,808	98,255

		3,557,592	4,503,360	5,318,083	7,637,176

Noncurrent assets
Long-term receivables
Long-term investments	6	159,945	270,332	159,945	270,332
Recoverable taxes	9	253,336	282,502	323,048	352,168
Deferred taxes	22	901,799	760,381	879,456	728,597
Judicial deposits	17	38,615	40,693	39,560	41,609
Related parties	10	2,090,106	1,845,098	-	-
Advances to suppliers		68,818	61,693	68,818	61,693
Other credits		72,277	78,740	99,761	85,383

		3,584,896	3,339,439	1,570,588	1,539,782

Investments	11	497,715	588,654	15,184	15,304

Property, plant and equipment	12	3,946,342	3,906,750	4,218,207	4,199,901

Intangible assets	14	134,139	137,671	135,194	138,113

Deferred charges	13	79,844	82,274	120,534	128,715

		8,242,936	8,054,788	6,059,707	6,021,815

Total		11,800,528	12,558,148	11,377,790	13,658,991

See the independent accountants’ review report and the accompanying notes to the interim financial information.

Sadia S.A.

Balance sheets

March 31, 2009 and December 31, 2008

(In thousands of Reais)

		Parent company		Consolidated

Liabilities and shareholders’ equity	Note	March 31, 2009	December 31, 2008	March 31, 2009	December 31, 2008

Current liabilities
Loans and financing	15	4,079,420	3,896,045	4,272,166	4,164,391
Payables from future contracts	23	9,355	295,241	1,396,354	2,777,054
Suppliers		848,801	906,091	876,485	918,687
Advances from subsidiaries	10	1,108,206	934,727	-	-
Salaries, social charges and accrued
vacation payable		149,475	147,479	157,966	164,453
Taxes payable		36,776	35,414	59,436	57,661
Dividends payable		832	3,901	832	3,901
Deferred taxes	22	13,861	10,861	16,780	12,907
Other accounts payable		163,253	222,310	229,921	318,963

		6,409,979	6,452,069	7,009,940	8,418,017
Noncurrent liabilities
Loans and financing	16	1,554,006	1,938,849	3,734,866	4,384,745
Advances from subsidiaries	10	3,416,772	3,522,560	-	-
Employee benefit plan	25	122,795	118,295	122,795	118,295
Provision for contingencies	17	53,818	51,811	57,532	55,517
Deferred taxes	22	97,212	97,753	125,227	120,931
Stock option plan	19	5,311	8,067	5,311	8,067
Other accounts payable		92,554	90,610	94,549	88,580

		5,342,468	5,827,945	4,140,280	4,776,135

Minority interest in subsidiaries		-	-	50,601	53,955

Shareholders’ equity	18
Capital		2,000,000	2,000,000	2,000,000	2,000,000
Treasury stock		(97,064)	(97,064)	(97,064)	(97,064)
Equity valuation adjustments		(76,156)	(85,545)	54,383	44,994
Cumulative translation adjustment		(15,826)	(11,718)	(15,826)	(11,718)
Retained earnings (accumulated loss)		(1,762,873)	(1,527,539)	(1,764,524)	(1,525,328)

		48,081	278,134	176,969	410,884

		11,800,528	12,558,148	11,377,790	13,658,991

See the independent accountants’ review report and the accompanying notes to the interim financial information.

Sadia S.A.

Statements of income

Three months ended March 31, 2009 and 2008

(In thousands of Reais, except for information on earning per share)

		Parent company		Consolidated
		March	March	March	March
	Note	31, 2009	31, 2008	31, 2009	31, 2008

Gross operating revenue
Domestic market		1,674,594	1,376,188	1,702,361	1,387,507
Foreign market		988,932	970,748	1,160,174	1,199,776

		2,663,526	2,346,936	2,862,535	2,587,283
Sales deductions
Sales deductions		(331,347)	(272,727)	(404,402)	(312,754)

Net operating revenue		2,332,179	2,074,209	2,458,133	2,274,529

Cost of goods sold		(2,031,200)	(1,713,451)	(2,071,896)	(1,736,233)

Gross profit		300,979	360,758	386,237	538,296

Selling expenses		(367,809)	(320,553)	(413,773)	(355,445)
Administrative and general expenses		(31,404)	(30,100)	(33,445)	(31,078)
Management fees		(4,454)	(4,531)	(4,454)	(4,531)
Other operating income (expense)		6,528	9,026	7,260	9,648
Employees’ profit sharing		-	(21,331)	(391)	(23,113)
Financial income (expenses), net	21	(129,872)	(28,811)	(260,041)	90,169
Equity in income of subsidiaries		(86,936)	252,469	(235)	-

Income before income and social		(312,968)	216,927	(318,842)	223,946
contribution taxes

Current income and social contribution taxes		-	(23)	(5,136)	(4,715)
Deferred income and social contribution taxes		77,634	25,679	79,864	30,322

Net income for the period		(235,334)	242,583	(244,114)	249,553

Minority interest		-	-	4,918	(1,287)

Controlling shareholder equity interest		(235.334)	242.583	(239,196)	248,266

Earning (loss) per lot of a thousand shares - R$		(0,34970)	0,36059

Number of thousand of shares at the		672,951	672,741
end of the period - outstanding

See the independent accountants’ review report and the accompanying notes to the interim financial information.

Sadia S.A.

Statements of changes in shareholders’ equity (parent company)

March 31, 2009 and December 31, 2008

(In thousands of Reais)

			Equity
		Treasury	valuation	Retained
Parent Company	Capital	shares	adjustments	earnings	Total

Balances at December 31, 2008	2,000,000	(97,064)	(97,263)	(1,527,539)	278,134

Equity valuation adjustments	-	-	9,389	-	9,389

Cumulative translation adjustment	-	-	(4,108)	-	(4,108)

Net loss for the period	-	-	-	(235,334)	(235,334)

Balances at December 31, 2008	2,000,000	(97,064)	(91,982)	(1,762,873)	48,081

See the accompanying notes to the interim financial statements.

Sadia S.A.

Statements of changes in shareholders’ equity (consolidated)

March 31, 2009 and December 31, 2008

(In thousands of Reais)

			Equity
		Treasury	valuation	Retained
Consolidated	Capital	shares	adjustments	earnings	Total

Balances at December 31, 2008	2,000,000	(97,064)	33,276	(1,525,328)	410,884

Equity valuation adjustments	-	-	9,389	-	9,389

Cumulative translation adjustment	-	-	(4,108)	-	(4,108)

Net loss for the period	-	-	-	(239,196)	(239,196)

Balances at December 31, 2008	2,000,000	(97,064)	38,557	(1,764,524)	176,969

See the accompanying notes to the interim financial statements.

Sadia S.A.

Statements of cash flows

Three months ended March 31, 2009 and 2008

(In thousands of Reais)

	Parent company		Consolidated
	March 31, 2009	March 31, 2008	March 31, 2009	March 31, 2008

Net income for the period	(235,334)	242,583	(239,196)	248,266

Adjustments to reconcile net income to cash generated by operating activities
Variation in minority interest	-	-	(3,354)	(5,535)
Depreciation, amortization and depletion	117,824	91,325	120,068	92,510
Accrued interest, net of paid interest	114,059	27,262	294,855	139,925
Result of allocated derivative instruments, net	-	(20,728)	-	(117,429)
Goodwill amortization	-	4,880	-	4,880
Equity in earnings of subsidiaries	86,936	(252,469)	235	-
Deferred taxes	(72,798)	(25,679)	(75,025)	(71,246)
Contingencies	2,007	(2,044)	2,016	(4,042)
Result from the disposal of permanent assets	599	1,042	1,005	1,072

Variation in operating assets and liabilities
Trade accounts receivable	291,870	82,951	231,454	59,334
Inventories	114,402	(278,279)	130,055	(319,893)
Recoverable taxes and other	30,488	(59,430)	(42,565)	(193,274)
Interests and exchange variation	(150,107)	(34,269)	(169,254)	(62,913)
Judicial deposits	2,078	(91)	2,049	(12,951)
Suppliers	(57,290)	125,822	(42,202)	141,521
Advances from subsidiaries	67,691	335,300	-	-
Taxes payable, salaries payable and others	(52,011)	(5,263)	(86,047)	44,571

Net cash generated by operating activities	260,414	232,913	124,094	(55,204)

Investment activities
Funds from the sale of permanent assets	270	501	270	528
Investments in subsidiaries	-	(53,868)	-	-
Goodwill	-	(43,242)	-	(43,242)
Interests and exchange variation	52,367	20,784	60,238	20,785
Purchase of property, plant and equipment	(152,929)	(342,748)	(167,431)	(410,676)
Purchase of intangible assets	(2,154)	(33)	(2,826)	(44)
Purchase of deferred charges	-	(5,730)	-	(16,345)
Acquisition of subsidiary, net cash	-	(33,800)	-	(33,800)
Receivables from future contracts	(36,707)	5,004	267,331	134,948
Short-term investments	(1,411,768)	(88,034)	(1,489,852)	(481,575)
Redemption of investments	1,657,565	20,071	2,027,070	428,036

Sadia S.A.

Statements of cash flows

Three months ended March 31, 2009 and 2008

(In thousands of Reais)

	Parent company		Consolidated
	March 31, 2009	March 31, 2008	March 31, 2009	March 31, 2008

Cash applied in investments activities	106,644	(521,095)	694,800	(401,385)

Loan activities
Loans received	1,068,662	432,390	1,106,355	633,378
Loans paid	(1,239,864)	(109,976)	(1,601,700)	(172,537)
Payables from future contracts	21,600	7,219	(1,127,103)	(48,805)
Dividends paid	(10)	(131,978)	(10)	(131,978)
Loans with subsidiaries	(245,008)	(16,477)	-	-

Net cash from loan activities	(394,620)	181,178	(1,622,458)	280,058

Cash at beginning of the period	144,015	251,587	2,163,998	680,655
Cash at end of the period	116,453	144,583	1,360,434	504,124

Net decrease of cash	(27,562)	(107,004)	(803,564)	(176,531)

See the independent accountants’ review report and the accompanying notes to the interim financial information.

Sadia S.A.

Statements of consolidated added value

Three months ended March 31, 2009 and 2008

(In thousands of Reais)

	Parent company		Consolidated
	March 31, 2009	March 31, 2008	March 31, 2009	March 31, 2008

Revenues/income
Sale of products, goods and services	2,621,666	2,325,280	2,809,014	2,555,174

Raw materials acquired from third parties	(1.521.78)	(1,226,976)	(1,562,47)	(1,249,75)
Services rendered by third parties	(401.603)	(406,167)	(431,780)	(434,107)

Gross added value	698.282	692,237	814,757	871,309

Depreciation/amortization/depletion	(117.518)	(96,204)	(120,066)	(97,390)

Net added value produced by the company	580.764	595,933	694,691	773,919

Transferred added value
	Equity in net income of subsidiaries and associated
companies	(86,936)	252,469	(235)	-
Financial income	24,436	40,343	67,131	136,850
Other operating results	6,528	9,026	7,260	9,648

Total added value to be distributed	524.792	897,771	768,847	920,417

Distribution of added value
Employees
Payroll and related charges	253,851	226,473	264,105	231,636
Benefits	51,671	46,234	52,077	33,760
FGTS (Government Severance Indemnity Fund for Employees)	17,337	14,433	17,339	14,453
Others	67,442	71,597	69,336	87,517

Taxes
Federal	72,238	99,359	77,663	100,388
State	139,614	107,025	142,349	108,198

Financiers
Interest	154,308	69,154	327,172	46,681

Shareholders' equity
Interest on shareholders' equity	-	45,582	-	45,582
Dividends	-	6,475	-	6,475
Retained earnings/loss for the period	(235,334)	190,526	(239,196)	196,209
Minority interest	-	-	(4,918)	1,287

Others	3,665	20,913	62,920	48,231

See the independent accountants’ review report and the accompanying notes to the interim financial information.

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

March 31, 2009 and December 31, 2008

(In thousands of Reais)

1

Operations

The Company’s main business activities are organized into four operational segments: processed products, poultry (chickens and turkeys), pork and beef. The large production chain permits its products to be commercialized in Brazil and abroad by retailers, small groceries and food service chains.

The Company distributes its products through a large number of sales points in the local market and exports to countries in Europe, Middle East, Eurasia, Asia and Americas. The Company has 18 industrial units of its own, 4 leased units and 16 distribution centers located in 14 Brazilian states.

The industrially processed products segment has been the principal focus of the Company’s investments in recent years and comprises products such as oven-ready frozen food, refrigerated pizzas and pasta, margarine, industrially processed poultry and pork by-products, crumbed products, a diet line and pre-sliced ready-packed products and desserts.

The Company’s shares are listed on the São Paulo stock exchange, responding to Corporate Governance Level I under the codes SDIA3 and SDIA4, and deposit receipts of its preferred shares are listed on the Madrid stock exchange (Latibex) and the New York stock exchange (NYSE).

Management plans

As a result of the international crisis, which generated a high degree of volatility in the financial market in the second half of 2008, particularly by the appreciation of the US dollar against the Real, the Company’s short-term liquidity situation was affected, which is reflected in a loss in the period.

Company management has adopted certain measures in a number of areas as a way of solving the current financial situation and enabling the settlement and/or renegotiation of its short term obligations, summarized as follows:

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

a.

In the financial area the Company has been negotiating the structuring of its short-term financial liabilities, which are in the process of having their terms renewed or lengthened, as follows:

•

The advances on export contracts (ACC), in the amount of R$2,130,061, are being negotiated with the creditor banks and the amounts with maturities in April and May, in the amount of R$625,000, were renegotiated for a period of 120 and 360 days at market rates.

•

In the financing line for exports, referring to the export credit notes (NCE), the amount of R$1,234,341 with maturities concentrated in September 2009, were renegotiated in the amount of R$35,000 for the term of 180 days.

•

Additionally, the Company signed a financing contract with Banco do Nordeste in an approved amount of R$244,393 for a term of 12 years with a four-year waiting period.  The timetable for reimbursement forecasts: R$161,800 in May 2009, R$44.200 in June 2009 and R$38,393 in August 2009. The amount will be used for cash recomposition as the investment in Vitória de Santo Antão was paid in advance with its own resources.

b.

In the operating area, the decisions taken in the end of 2009 and in the beginning of 2009, in the Company’s evaluation, will start to generate positive impacts as from the second quarter of 2009.

c.

In the corporate area possible capitalization transactions are under analysis through sale of corporate interests and/or association with other companies.

The Company’s strategic plan is in progress and the results should generate a positive impact in the future, however, the Company depends on its ability to re-negotiate its short term debt and/or on the success of the actions described above in order to continue its operations.

Company Management believes that all these measures will bring the expected results and will bring about the balancing of the short-term cash flow.

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

2

Preparation and presentation of the interim financial information

The individual and consolidated interim financial information are presented in thousands of Reais, unless otherwise states and were prepared in accordance with accounting practices adopted in Brazil, which are derived from the Brazilian Corporation Law, pronouncements, guidelines and interpretation of the Accounting Pronouncements Committee (CPC), and the rules of the Brazilian Securities Commission (CVM).

As disclosed in the financial statements of the year ended on December 31, 2008, for the first time when preparing the Parent Company only and consolidated financial statements for 2008, the Company adopted the amendments to the Corporate Law introduced by Law
11638, which was approved on December 28, 2007 with the respective changes introduced by Provisional Measure 449 on December 3, 2008. Accordingly, the income statements of the parent company and consolidated for the period ended March 31, 2008 were adjusted for the purpose of maintaining comparability with the income statements for the period ended March 31, 2009.  The adjustments that were made are presented as follows:

	Net income

	Parent company	Consolidated

Net income as of March 31, 2008 - without the effects of Law 11638/07	209,168	214,851

Fair value of future contracts, net of tax	-	37,635
Stock Options	(4,220)	(4,220)
Equity accounting of the adjustments of the Law recorded in the subsidiaries	37,635	-

Net income as of March 31, 2008 - with the effects of Law 11638/07	242,583	248,266

Authorization for the issuance of these financial statements was given by Fiscal Council and Board of directors on May 13 and 14, 2009, respectively, authorizing their disclosure to the market.

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

3

Description of significant accounting policies

Statement of income

Income and expenses are recognized on the accrual basis. Revenue from the Company’s sales is recognized upon shipment of the products and when the following conditions are met: i) the ownership is transferred and therefore risk of loss has passed to the client; ii) collection is probable; iii) there is evidence of an arrangement; and iv) the sales price is fixed or determinable. In addition, the Company offers sales incentives and discounts through various programs to customers, which are accounted for as a reduction of revenue in Sales deductions. Sales incentives include volume-based incentive programs and payments to customers for performing marketing activities on our behalf.

The shipping and handling costs are classified as selling expenses and effectively recognized in the income statement at the time of transfer of the products to the client. In the period ended March 31, 2009 the shipping and handling expenses totaled the amount of R$172,245 (R$142,536 in 2008).

Research and development costs are recognized as an expense in the measure that they are incurred and in the period ended March 31, 2009 totalled the amount of R$1,202 (R$2,492 in 2008).

Expenses with publicity and promotions: are recognized when incurred and in the period ended March 31, 2009 totalled the amount of R$34,064 (R$26,400 in 2008).

Accounting estimates

The preparation of the interim financial statements in accordance with accounting practices adopted in Brazil requires that management uses its judgment in determining and recording accounting estimates. Significant assets and liabilities subject to these estimates and assumptions include the residual value of property, plant and equipment, deferred charges, allowance for doubtful accounts, inventories, deferred tax assets and liabilities, provision for contingencies, valuation of derivative instruments, and assets and liabilities related to employees’ benefits. The settlement of transactions involving these estimates may result in different amounts due to the lack of precision inherent to the process of their determination. The Company reviews the estimates and assumptions periodically.

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

Foreign currency

In accordance with the rules established in Accounting Pronouncements Committee - CPC 02 - Effects of Changes in Exchange Rates and Translation of Financial Statements, approved by CVM Resolution 534, the Company’s management defined that the functional currency of its subsidiaries abroad is the Real, except for its subsidiary in Russia, which has the local currency as it is functional currency.

Transactions in foreign currency are translated at the exchange rate on the dates of each transaction. Monetary assets and liabilities in foreign currency are translated into the functional currency at the exchange rate on the closing date.  The gains and losses from the fluctuations in the exchange rates on monetary assets and liabilities are recognized in the statement of income.

The gains and losses arising from changes in investments abroad are recognized directly in shareholders’ equity under equity valuation adjustments and recognized in the statement of income when these investments are fully or partially disposed of.

Cash and cash equivalent

Cash and cash equivalents include bank accounts and investments with immediate liquidity and low market variation risk with maturities in up to 90 days at the time of acquisition and which run a low risk of market change.

Long and short-term investments

In accordance with the rules of Accounting Pronouncements Committee - CPC 14 - Recognition, Valuation and Proof of Financial Instruments, short and long-term investments must be classified in one of three categories, according to the purpose for which the investment was acquired: (i) held to maturity, when management has the intention and financial ability to hold the investment until its maturity; (ii) held for trading, when the purpose of the acquisition of the investment is to obtain short-term gains and (iii) securities available for sale when the intention is not classified in any of the categories above.

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

The held to maturity securities are valued at cost of acquisition, plus interest and exchange or monetary variations, less eventual reductions in the recoverable value, when applicable.

The held for trading are securities valued at their fair value, according to the Company’s investment strategy and risk management. The variations arising from valuation to fair value are recognized in the income statement.

The available for sale securities are valued at their fair value, and the unrealized gains and losses are classified in shareholders’ equity, net of tax effects, as equity valuation adjustments. Gains and losses realized or losses considered as permanent are recognized in the statement of income when incurred.

Trade accounts receivable

Trade accounts receivable are recorded at the amount invoiced and interest is not levied. The allowance for doubtful accounts is the best estimate the Company has and is considered sufficient by management to cover any losses arising on collection of accounts receivable. Accounts receivable are written off against the allowance for doubtful accounts after all means of collection have been exhausted and the possibility of recovery of the amounts receivable is considered remote.

Inventories

Finished goods, livestock (excluding breeders), work-in-progress, raw materials and supplies and others are valued at the lower of cost of acquisition or production (average method), or replacement or realization. The cost of finished goods and work-in-progress includes raw materials acquired, labor, production expenses, transport and storage relating to the purchase and production of inventories. Normal production losses in hog stock and poultry are inventoried and abnormal losses are expensed immediately as cost of goods sold.

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

Investments

Investments in subsidiaries in Brazil and abroad are valued using the equity method based on the respective net equity calculated on the same date, as disclosed in Note 11.

The interim financial information of foreign subsidiaries are translated into Brazilian Reais, based on the following criteria:

•   Balance sheet accounts at the exchange rate at the end of the period.

•   Statement of income accounts at the exchange rate at the end of each month.

Other investments are valued at cost less a provision for devaluation considered as permanent.

Property, plant and equipment

Property, plant and equipment are recorded at cost of acquisition, formation or construction, including the interest incurred on financing, during the period of construction, modernization and expansion of the industrial units. Expenditures that materially extent the useful lives of existing facilities and equipment are capitalized. Depreciation is calculated using the straight-line method at rates that take into account the estimated useful life of the assets, adjusted in keeping with the work shifts, as disclosed in Note 12. Depletion of forestry resources is calculated based on the extraction of timber and the average costs of the forests.

Breeding stock is recorded at the cost of formation which includes the appropriation of costs of the breeding hens, animal feed, medication and labor. These costs are accumulated for approximately six months until the breeding stock initiates the breeding cycle. From then on, the costs of the breeding stock begin to be amortized by the estimated number of off springs. The productive cycle ranges from fifteen to thirty months.

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

Intangible assets

Intangible assets comprise assets generated internally by the Company and they are valued at cost of formation, less accumulated amortization. These assets are recognized only in the development stage, provided that the following criteria are met: (i) technical viability to conclude the intangible asset so that it is available for use or sale; (ii) ability to use or sell the intangible asset; (iii) existence of ways of gaining economic benefits and (iv) ability to measure with certainty the expenses attributable to the intangible asset during its development.

Deferred charges

Deferred charges are represented substantially by pre-operating costs and reorganization charges, which are amortized on a straight-line basis over 5 years as from the beginning of operation.Provisional Measure 449/08 extinguished this group of accounts and the Company opted to maintain the balance of deferred charges until their total realization through amortization or write-off against the statement of income.

Impairment of long lived assets

The Company reviews its non current assets to verify possible impairment losses, whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable based on future cash flows. If these events occur, the reviews will be conducted at the lowest level of groups of assets for which the Company manages to attribute future cash flows. If the carrying amount of an asset is higher than the future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Until now, these reviews have not indicated the need to recognize impairment losses.

Current and noncurrent liabilities

Current and noncurrent liabilities are stated at known or estimated amounts, plus related charges and monetary and exchange variations up to the interim financial information date.

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

Derivative financial instruments

The derivatives are valued at their fair value and the gains and losses recognized in the statements of income. The fair value recognized in the financial statements takes into consideration market conditions and assumptions on the base date of these statements and does not necessarily represent the outflow or receipt of cash, supposing the transactions were settled on the date of the interim financial statements.

Grants and subsidies

Grants and subsidies received by the Company, with assumed future obligations, are recognized as liabilities at their fair value and will be appropriated to the income statement in the measure that the assumed obligation is fulfilled, as contra entries to the receipt of the grants and/or subsidies.

Government subsidies and donations that do not have assumed obligations are recognized in the income statement and collated with the expenses that it is intended to offset, provided that the conditions of Accounting Pronouncements Committee - CPC 07 - Government  Subsidies and Assistance, are met.

Share based payments

The Company adopted the provisions of the Accounting Pronouncements Committee - CPC 10 - Share based payments, recognizing as an expense, on a straight-line basis, the fair value of the options granted during the period of service required by the plan, as corresponding entries against liabilities. The fair value of the options is updated on the base date of the financial statements, based on assumptions available on the market.

Provisions

A provision is recognized in the interim financial information when the Company and its subsidiaries have a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation.

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

Income and social contribution taxes

The income and social contribution taxes, both current and deferred, are calculated monthly based on taxable income at the rates of 15% plus a surcharge of 10% for income tax and 9% for social contribution and consider the offsetting of tax losses and negative basis of social contribution, limited to 30% of taxable income.

The deferred tax assets were recorded in accordance with CVM Instruction 371/02 and are represented significantly by temporary differences arising from non-deductible provisions, including tax loss carry forward and negative basis of social contribution and take into consideration past profitability and expectations of generation of future taxable income based on a technical viability study approved by management.

Other employees’ benefits

Employees’ benefits are recorded based on actuarial studies prepared annually at the end of the year in compliance with CVM Deliberation 371/00.

Environmental

The Company’s production facilities and forestry activities are subject to government environmental regulations. The risks associated with environmental questions are reduced through operational controls and procedures, as well as investments in equipment and systems for pollution control. In the management evaluation no provision for losses related to environmental questions is currently necessary, based on existing Brazilian laws and regulations.

4

Consolidated financial information

The transactions and balances between the Parent company and its subsidiaries included in the consolidation process have been eliminated and the non-realized profit arising from the sales to the subsidiaries were excluded and incorporated to the inventory balances for each period. Minority interests were excluded from shareholders’ equity and net income and are presented separately in the consolidated balance sheets and income statements.

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

In accordance with the CVM Instruction 408/04, the Company consolidated the financial statements of it investment fund Concórdia Foreign Investment Fund Class A, where it is the wholly investment holder. This investment fund has the sole purpose of centralizing the foreign investment fund portfolio and delegating to a third party the administrative functions.

The consolidated interim financial information includes the accounts of Sadia S.A. and its direct and indirect subsidiaries. The accounting policies were applied consistently in all the subsidiaries. The consolidated direct or indirect subsidiaries and the corresponding shareholdings of the Company are as follows:

	Shareholdings in % at

	March 31, 2009	December 31, 2008

Sadia International Ltd.	100.00%	100.00%
Sadia Uruguay S.A.	100.00%	100.00%
Sadia Chile S.A.	60.00%	60.00%
Sadia Alimentos S.A.	95.00%	95.00%
Concórdia Foods Ltd.	100.00%	100.00%
Sadia U. K. Ltd.	100.00%	100.00%

Big Foods Indústria de Produtos Alimentícios Ltda.	100.00%	100.00%

Baumhardt Comércio e Participações Ltda.	73.94%	73.94%
Excelsior Alimentos S.A.	25.10%	25.10%

Excelsior Alimentos S.A.	46.01%	45.62%

K&S Alimentos S.A.	49.00%	49.00%

Sadia Industrial Ltda.	100.00%	100.00%
Rezende Marketing e Comunicações Ltda.	0.09%	0.09%

Rezende Marketing e Comunicações Ltda.	99.91%	99.91%

Sadia Overseas Ltd.	100.00%	100.00%

Concórdia Holding Financeira S.A.	100.00%	100.00%
Concórdia S.A. C.V.M.C.C.	99.99%	99.99%
Concórdia Banco S.A.	100.00%	100.00%

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

	Shareholdings in % at
	March 31, 2009	December 31, 2008
Sadia GmbH	100.00%	100.00%
Wellax Food Logistics C. P. A. S. U. Lda.	100.00%	100.00%
Sadia Foods G.m.b.H.	100.00%	100.00%
Qualy B. V. (b)	100.00%	100.00%
Sadia Panamá S.A.	100.00%	100.00%
Sadia Japan Ltd.	100.00%	100.00%
Badi Ltd. (a)	100.00%	-
Investeast Ltd.	60.00%	60.00%
Concórdia Ltd.	100.00%	100.00%

(a)  Formation and payment of capital made on February 1, 2009

(b)

Holding for 48 subsidiaries in the Netherlands, for the purpose of operating in the European market on a quota basis.

Reconciliation of shareholders’ equity and net income between the Company and consolidated is as follows:

	Net income		Shareholders’ equity

	March 31, 2009	March 31, 2008	March 31, 2009	December 31, 2008

Company’s interim financial statements	(235,334)	242,583	48,081	278,134

Elimination of unrealized profits on inventories in intercompany operations, net of taxes	(1,652)	(1,014)	558	(4,485)

Reversal of the elimination of unrealized results in inventories, net of taxes, resulting from intercompany operations at December 31, 2008 and 2007	(2,210)	6,697	(2,210)	6,697

Unrealized gain on available for sale securities, net of taxes	-	-	54,383	44,993

Elimination of the unrealized gain or loss on available for sale securities, net of taxes	-	-	76,157	85,545

Consolidated interim financial statements	(239,196)	248,266	176,969	410,884

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

5

Cash and cash equivalents

		Parent company		Consolidated
	Interest %
	(annual average)	March 31, 2009	December 31, 2008	March 31, 2009	December 31, 2008
Local currency
Cash and cash equivalents	-	56,009	33,831	73,547	56,074
Investment funds	11.08	-	31,178	76,260	35,790

		56,009	65,009	149,807	91,864

Foreign currency
Cash and cash equivalents	-	60,129	78,687	84,531	115,394
Interest-bearing current account	0.16	315	319	132,363	190,254
Interest-bearing accounts in guarantee	0.16	-	-	993,733	1,766,486

		60,444	79,006	1,210,627	2,072,134

		116,453	144,015	1,360,434	2,163,998

Interest-bearing accounts in guarantee refer to margin deposits of operations with derivative contracts which are not available for other purposes other than the settlement of these contracts.

6

Long and short-term investments

		Parent company		Consolidated
	Interest %
	(annual average)	March 31, 2009	December 31, 2008	March 31, 2009	December 31, 2008

Short-term investments
Held for trading
Local currency
Investment funds	11.08	169,424	425,652	215,999	495,654

		169,424	425,652	215,999	495,654

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

		Parent company		Consolidated
	Interest %
	(annual average)	March 31, 2009	December 31, 2008	March 31, 2009	December 31, 2008

Available for sale
Local currency
Bank Deposit Certificate - CDB	10.91	212,582	55,600	236,673	149,501
Treasury bills - LFT	11.16	77,804	141,072	117,244	180,283
Stocks	-	99,016	84,790	99,016	84,790

		389,402	281,462	452,933	414,574

Foreign currency
Investment funds		36,880	48,210	176,943	435,102

		426,282	329,672	629,876	849,676

Long-term investments
Available for sale Local currency
Investment funds	11.08	69,008	119,173	69,008	119,173
Treasury bills - LFT	11.16	45,139	106,505	45,139	106,505
National Treasury Certificate - CTN	12.00	45,798	44,654	45,798	44,654

		159,945	270,332	159,945	270,332

Long-term investments as of March 31, 2009 mature as follows:

Maturity

2010	69,008
2012	45,139
2014 onwards	45,798

159,945

The financial investments used by the Company are subject to typical market fluctuations, credit risks, systems risks, adverse liquidity situations and atypical negotiations in the respective operating markets and even with risk management systems there is no assurance of complete elimination of losses.

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

Held for trading

The securities held for trading are represented by the portfolio of investments in an investment fund in local currency composed basically of quotas of open investment funds that have as assets: Bank Deposit Certificates (CDB), National Treasury Bills (LFT) and shares. The financial obligations of these funds are limited to the management fee and management expenses.

Available for sale

The securities classified as available for sale, except investments in shares, due to their trading characteristics have their valuation pegged to market interest rates and there is no difference between their corrected cost and the market value. Accordingly, the effective interest rate is recognized directly in the results for the period.

	Parent company		Consolidated

	March 31, 2009	December 31, 2008	March 31, 2009	December 31, 2008

Book value	701,616	729,619	707,423	1,051,838

Unrealized gains	-	-	82,398	68,170
Unrealized losses	(115,389)	(129,615)	-	-

Market value	586,227	600,004	789,821	1,120,008

The investment fund in foreign currency has project financing with first-line financial institutions rated in accordance with the risk classification prepared by specialized rating agencies. At December 31, 2008 the fund had financing raised from financial institutions that are custodians of credit linked notes in the amounts of R$157,073, respectively, recorded under loans and financing. At March 31, 2009 these loans and financing were settled.

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

The financial operations portfolio, as well as a description of the main financial instruments used by the exclusive fund in a foreign currency, is presented as follows:

	Consolidated

	March 31, 2009	December 31, 2008

Structured notes	86,183	391,509
Collateral	76,497	99,590
Swap range accrual	(74,758)	(73,112)
Money market	197	7,009
Other assets	88,824	10,106

	176,943	435,102

Credit Linked Notes – CLN´s

Credit notes issued by financial institutions abroad, divided into three types of risk, as follows:   a) Brazil risk; b) large Brazilian companies risk; and c) first tier American and European financial institutions risk. These structured notes paid periodic interest (Libor + spread); however, if any of these companies, financial institutions or governmental institutions entered into default, the Company delivers the principal and receives securities of the company or institution in default.

Libor swap range accrual or “Brazil Credit default swap - CDS 5Y”

Operations structured on a notional value, where the Company receives on a six month basis interest (Libor + spread), when the Libor is within a range of 1.5% to 6% p.a., and pays prefixed interest rate.  If the Libor is outside this range there is no accrual of interest.

Credit default swap - CDS 5Y Brasil

Structured operations on a notional base, where the Company receives on a six-month basis  interest (CDS + spread), when the Brazil credit default swap - CDS 5Y is within 20 and 350 basis point, paying periodic interest. If the Brazil risk is outside this range there is no receipt of interest.

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

As a result of the international crisis and the consequent increase in the volatility of financial assets, as from September 2008  the portfolio for investments in the investment fund in foreign currency have been undergoing material changes in their composition, either through mark-to-market or settlement of transactions. At March 31 2009 the loss made on the sale of the fund’s assets in the amount R$54,513 was recorded under financial results. (See note 21).

7

Accounts receivable

	Parent company		Consolidated

	March 31, 2009	December 31, 2008	March 31, 2009	December 31, 2008
Foreign
Customers	118,656	210,514	291,475	344,085
Subsidiaries	374,842	396,944	-	-

Total of foreign	493,498	607,458	291,475	344,085

Domestic
Customers	268,035	443,350	281,410	455,482
Subsidiaries	3,018	3,317	-	-

Total of domestic	271,053	446,667	281,410	455,482

(-) Allowance for doubtful accounts	(7,265)	(4,969)	(13,872)	(9,100)

	757,286	1,049,156	559,013	790,467

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

The changes in the allowance for doubtful accounts are as follows:

	Parent company		Consolidated

	March 31, 2009	December 31, 2008	March 31, 2009	December 31, 2008

Balance at the beginning of the period	(4,969)	(3,565)	(9,100)	(7,112)

Additions to the provision	(2,296)	(5,175)	(5,094)	(8,789)
Write offs	-	3,771	322	6,801

Balance at the end of the period	(7,265)	(4,969)	(13,872)	(9,100)

The Company and its subsidiaries abroad (Sadia International Ltd. and Wellax Food Logistics C.P.A.S.U. Lda.) entered into an agreement for sale of its receivables with an outside financial institution up to the maximum amount of US$200 million, with interest rate of 0.26% p.a. + LIBOR.

As of March 31, 2009, the amount of receivables sold under this agreement amounted to approximately R$353 million (R$447 million as of December 31, 2008). During the period ended March 31, 2009, the Company received cash proceeds of approximately R$1,072 million (R$1,033 million as of March 31, 2008) and incurred expenses of R$1.1 million (R$4.3 million as of March 31, 2008) with respect to this agreement.

A credit insurance policy covering 90% of the value of the receivables was taken out with third parties and the beneficiaries in the event of default are the contracting financial institutions.

The Company also assigned receivables to a Credit Assignment Investment Fund (FIDC), administered by Concórdia S.A. Corretora de Valores Mobiliários, Câmbio e Commodities. As of March 31, 2009, the net equity of this fund was R$344,586 (R$334,526 at December 31, 2008), of which R$246,205 (R$295,162 at December 31, 2008) were represented by acquisitions of the Company’s receivables on the domestic market, with a discounted cost equivalent between 95% e 104.5% of the CDI per senior quota. The assignment of the receivables is made without right of recourse, and the eventual losses from default for Sadia are limited to the value of the subordinated quotas, which at March 31, 2009, represented R$68,917 (R$66,905 at December 31, 2008).

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

During the period ended March 31, 2009, the Company received cash proceeds related to the local receivables sold of approximately R$1,065 million (R$914 million for the period ended March 31,2008) and incurred expenses of R$7.8 million (R$6.1 million for the period ended March 31, 2008) with respect to this agreement.

For the other local receivables, the Company maintains a credit insurance policy that guarantees the collection in case of default of 90% of the uncollected amounts for customers with approved credit limits and up to R$100 to new customers or customers with no approved credit limits.

8

Inventories

	Parent company		Consolidated

	March 31, 2009	December 31, 2008	March 31, 2009	December 31, 2008

Finished goods and products for sale	546,027	622,526	689,838	787,326
Livestock and poultry for slaughter and sale	437,322	439,999	437,322	439,999
Raw materials	233,134	237,236	248,050	252,416
Work in process	188,515	219,026	188,662	219,183
Packaging materials	54,246	51,500	55,405	52,607
Advances to suppliers	49,654	40,845	49,654	40,845
Storeroom	34,144	32,342	39,404	37,650
Imports in transit	3,120	16,780	6,564	18,494
Products in transit	121	431	6,066	2,500

	1.546.283	1,660,685	1,720,965	1,851,020

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

9

Recoverable taxes

	Parent company		Consolidated

	March 31, 2009	December 31, 2008	March 31, 2009	December 31, 2008

ICMS	328,244	335,446	329,537	336,707
PIS and COFINS	218,084	226,043	219,231	227,343
Income and social contribution taxes	45,534	39,280	122,882	117,370
IPI	44,045	44,033	44,086	44,072
IVA and Tax Credits on imports	-	-	35,065	51,001
INSS	313	17,176	313	17,176
Other	113	-	314	317

	636,333	661,978	751.428	793,986

Short-term portion	382,997	379,476	428,380	441,818
Long-term portion	253,336	282,502	323,048	352,168

a.

Value-added tax on sales and services - ICMS

Composed of credits generated by the commercial operations and by the acquisition of property, plant and equipment, of a number of the Company’s units and can be offset with taxes of the same nature.

b.

Income and social contribution taxes

Correspond to income tax withheld at source on short-term financial investments and income tax and social contributions paid in advance that can be offset with federal taxes and contributions.

c.

Social contributions - PIS/COFINS

The balance is composed from noncumulative collection of PIS and COFINS, and these credits may be compensated with other federal taxes.

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

d.

Value-added tax - IVA and Tax Credits on imports

Composed of credits generated by the commercial operations in the foreign subsidiaries, which will be compensated with taxes of the same nature or cash reimbursements.

e.

Excise tax - IPI

Composed of amounts arising from the following operations: presumed credit on packaging and inputs, presumed credit for reimbursement of PIS/PASEP and COFINS on exportations and export incentives, which can be compensated with other federal taxes.

f.

National Institute of Social Security – INSS

The balance relates to credits originated from the Funrural charge on operations related to the production of poultry, which can be compensated with contributions of the same nature.

10

Related party transactions

Related party transactions refers to mainly of sales operations between the Company and its subsidiaries, which were performed under normal market conditions for similar types of operations. The balance sheet and income statement transactions between related parties are shown below:

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

	Balance sheet

	March 31, 2008	December 31, 2008
Accounts receivable
Wellax Food Logistics C. P. A. S. U. Lda.	339,780	368,698
Qualy B.V.	10,708	-
Concórdia Ltd.	10,493	7,075
Sadia Alimentos S.A.	9,300	10,874
Sadia Chile S.A.	3,595	7,987
Big Foods Ind. Prod. Alimentícios Ltda.	2,925	3,307
Sadia Uruguay S.A.	769	2,199
Sadia International Ltd.	197	112
Excelsior Alimentos S.A.	93	9

	377,860	400,261

Dividends receivable
Concórdia Holding Financeira S.A.	-	20,000

	-	20,000

Loans
Wellax Food Logistics C. P. A. S. U. Lda.	2,085,796	1,840,936
Sadia GmbH	3,054	3,083
Sadia Industrial Ltda.	890	885
Concórdia Holding Financeira S.A.	466	231
Rezende Marketing e Comunicação Ltda.	61	60
Excelsior Alimentos S.A.	46	5
Big Foods Ind. Prod. Alimentícios Ltda.	43	150
Sadia International Ltd.	(250)	(252)

	2,090,106	1,845,098

Suppliers
Big Foods Ind. Prod. Alimentícios Ltda.	8,371	8,371

	8,371	8,371

Advances from subsidiaries
Wellax Food Logistics C. P. A. S. U. Lda.	(4,522,973)	(4,455,264)
Sadia International Ltd.	(2,005)	(2,023)

Total current and non current	(4,524,978)	(4,457,287)

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

The loans and advances between the parent company and its subsidiaries abroad are updated by Libor + interest 3% p.a.

	Income statement

	March 31, 2009	March 31, 2008
Sales
Wellax Food Logistics C. P. A. S. U. Lda.	685,075	591,600
Qualy B. V.	14,094	10,629
Sadia Chile S.A.	7,482	4,118
Big Foods Ind. Prod. Alimentícios Ltda.	6,039	2,541
Sadia Alimentos S.A.	5,434	3,927
Concórdia Ltd.	3,533	368
Sadia Uruguay S.A.	1,975	2,055
Excelsior Alimentos S.A.	504	-
Sadia International Ltd.	81	65,894
Avícola Industrial Buriti Alegre Ltda. - Goiaves	-	856

	724,217	681,988

Cost of goods sold
Big Foods Ind. Prod. Alimentícios Ltda.	(24,761)	(14,615)
Avícola Industrial Buriti Alegre Ltda. - Goiaves	-	(3,106)

	(24,761)	(17,721)

Net financial result
Wellax Food Logistics C. P. A. S. U. Lda.	555	(9,602)
Sadia International Ltd.	94	53
Sadia GmbH	(29)	-

	620	(9,549)

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

11

Investments

					Investment
					Balances
			Net income
Investiments	Ownership	Shareholders’ equity	(loss) in the period	Equity result	March 31, 2009	December 31, 2008

Sadia GmbH	100,00%	231,898	(75,541)	(88,213)	231,898	324,219
Sadia International Ltd.	100,00%	123,327	(2,115)	(3,289)	123,327	126,616
Concórdia Holding Financeira S.A.	100,00%	81,480	910	915	81,480	80,565
Big Foods Ind. de Prod. Alimentícios Ltda.	100,00%	43,342	3,466	3,466	43,342	39,876
K&S Alimentos S.A.	49,00%	26,081	(1,344)	(118)	12,780	12,898
Excelsior Alimentos S.A.	46,01%	7,713	642	179	3,549	3,245
Baumhardt Comércio e Participações Ltda.	73,94%	1,254	150	111	927	816
Sadia Industrial Ltda.	100,00%	355	(7)	(7)	355	362
Rezende Marketing e Comun. Ltda.	99,91%	(31)	1	1	-	-
Sadia Overseas Ltd.	100,00%	(2,028)	-	19	-	-

Total in subsidiaries				(86,936)	497,658	588,597

Other investments				-	57	57

Total investments of the Parent Company				(86,936)	497,715	588,654

Other investments of subsidiaries/affiliates				(2)	2,347	2,349
Investments eliminated on consolidation				86,703	(484,878)	(575,699)

Total consolidated investments				(235)	15,184	15,304

Changes in the investments:

	Balances as of December 31, 2008	Acquisition	Equity valuation adjustment	Unsecured Liabilities	Shareholding result	Balances as of March 31, 2008

Sadia GmbH	324,219	-	(4,108)	-	(88,213)	231,898
Sadia International Ltd.	126,616	-	-	-	(3,289)	123,327
Concórdia Holding Financeira S.A.	80,565	-	-	-	915	81,480
Big Foods Ind. de Prod. Alimentícios Ltda.	39,876	-	-	-	3,466	43,342
K&S Alimentos S.A.	12,898	-	-	-	(118)	12,780
Excelsior Alimentos S.A.	3,245	125	-	-	179	3,549
Baumhardt Comércio e Participações Ltda.	816	-	-	-	111	927
Sadia Industrial Ltda.	362	-	-	-	(7)	355
Rezende Marketing e Comun. Ltda.	-	-	-	(1)	1	-
Sadia Overseas Ltd.	-	-	-	(19)	19	-

	588,597	125	(4,108)	(20)	(86,936)	497,658

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

On November 28, 2008 the Board of Directors approved the setting up of a trading company in the United Arab Emirates for the distribution of the Company’s products in that region.  On February 1, 2009 Badi Ltd. was established, with Sadia GmbH paying in 100% of the quotas representing its capital in the amount of €2,000.

12

Property, plant and equipment

		Parent company

		Cost	Depreciation	Carrying amount

	Annual average %	March 31, 2009	March 31, 2009	March 31, 2009	December 31, 2008

Lands	-	119,505	-	119,505	117,896
Buildings	4	1,612,691	(448,150)	1,164,541	1,056,555
Machinery and equipment	15	2,020,684	(813,785)	1,206,899	1,162,159
Installations	10	701,217	(230,502)	470,715	440,385
Vehicles	20	6,454	(4,206)	2,248	2,705
Construction in progress	-	726,491	-	726,491	869,878
Breeding stock	-	688,346	(480,543)	207,803	205,802
Forestation and reforestation	-	48,900	(5,194)	43,706	42,662
Advances to suppliers	-	4,389	-	4,389	8,683
Other	-	45	-	45	25

		5,928,722	(1,982,380)	3,946,342	3,906,750

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

		Consolidated

		Cost	Depreciation	Carrying amount

	Annual average %	March 31, 2009	March 31, 2009	March 31, 2009	December 31, 2008

Lands	-	120,314	-	120,314	118,705
Buildings	4	1,625,288	(454,037)	1,171,251	1,063,459
Machinery and equipment	15	2,053,705	(828,095)	1,225,610	1,179,987
Installations	10	875,214	(239,012)	636,202	604,118
Vehicles and plane	15	16,159	(7,096)	9,063	10,136
Construction in progress	-	762,977	-	762,977	928,699
Breeding stock	-	689,498	(480,543)	208,955	205,867
Forestation and reforestation	-	48,900	(5,194)	43,706	42,662
Advances to suppliers	-	38,586	-	38,586	44,684
Other	-	2,959	(1,416)	1,543	1,584

		6,233,600	(2,015,393)	4,218,207	4,199,901

We present the changes in the cost of property, plant and equipment below:

			Consolidated
	December 31, 2008				March 31, 2009
		Acquisitions	Disposal	Tranfers

Lands	118,705	-	-	1,609	120,314
Buildings	1,502,886	5,599	(2,318)	119,121	1,625,288
Machinery and equipment	1,973,014	8,312	(3,414)	75,793	2,053,705
Installations	820,681	5,860	(16,702)	65,375	875,214
Vehicles and plane	17,362	6	(1,209)	-	16,159
Construction in progress	928,699	99,126	(6,271)	(258,577)	762,977
Breeding stock	648,544	39,867	1,087	-	689,498
Forestation and reforestation	47,556	473	-	871	48,900
Advances to suppliers	44,684	8,167	(14,265)	-	38,586
Other	2,943	21	(5)	-	2,959

Total cost of acquisition	6.105.074	167.431	(43.097)	4,192	6.233.600

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

The balance of R$4,192 refers to the transfer of  goods intended for sale from current assets.

a.

The construction in progress is mainly represented by projects related to the expansion and modernization of industrial units, mainly Lucas do Rio Verde and Vitória de Santo Antão units.

b.

In accordance with CVM Deliberation 193/96 the interest incurred in the period arising from financing of projects for modernization and expansion of the industrial units has been recorded in the respective costs of the construction in progress in the amount of R$17,872
(R$ 14,307 in the same period of 2008).

13

Deferred charges

		Parent company

		Cost	Amortization	Carrying amount

	Rate	March 31, 2009	March 31, 2009	March 31, 2009	December 31, 2008

Reorganization expenses	20%	28,797	(17,827)	10,970	12,309
Pre operational costs	20%	78,795	(9,921)	68,874	69,965

		107,592	(27,748)	79,844	82,274

		Consolidated

		Cost	Amortization	Carrying amount

	Rate	March 31, 2009	March 31, 2009	March 31, 2009	December 31, 2008

Reorganization expenses	20%	28,797	(17,827)	10,970	12,309
Pre operational costs	20%	127,352	(17,788)	109,564	116,406

		156,149	(35,615)	120,534	128,715

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

The reorganization expenses refer to the implementation of the shared service center in the city of Curitiba and the preoperating expenses refer basically to expenses incurred with the Lucas do Rio Verde Project – MT, Rússia and Concórdia Holding Financeira.

14

Intangible asset

		Parent company

		Cost	Amortization	Carrying amount

	Rate	March 31, 2009	March 31, 2009	March 31, 2009	December 31, 2008

Goodwill	-	98,083	(22,571)	75,512	75,512
Software	20%	121,398	(62,771)	58,627	62,159

		219,481	(85,342)	134,139	137,671

		Consolidated

		Cost	Amortization	Carrying amount

	Rate	March 31, 2009	March 31, 2009	March 31, 2009	December 31, 2008

Goodwill	-	98,083	(22,571)	75,512	75,512
Software	20%	123,108	(63,426)	59,682	62,601

		221,191	(85,997)	135,194	138,113

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

Below we present the consolidated change in the cost of acquisition of the intangible assets:

	Consolidated

	Residual value in 12/31/2008	Acquisition	Disposal	Residual value in 03/31/2009

Goodwill	98,083	-	-	98,083
Software	120,315	2,826	(33)	123,108

	218,398	2,826	(33)	221,191

At March 31, 2009 and December 31, 2008, the net balance of goodwill on the acquisition of investments is composed of:

Avícola Industrial Buriti Alegre Ltda. - Goiaves	35,311
Big Foods Indústria de Produtos Alimentícios Ltda.	24,096
Empresa Matogrossense de Alimentos Ltda.	8,054
Excelsior Alimentos S.A.	8,051

75,512

This goodwill was based on expectations of future profitability, supported by appraisal reports prepared by a specialized consulting company, after allocation in the identified assets. The book amortization of the balance of goodwill has not being performed as from January 1, 2009, and it is being submitted to the recoverability test in conformity with Accounting Pronouncements Committee - CPC 01 - Decrease to Recoverable Value of Assets.

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

15

Loans and financing - Short-term

	Parent company		Consolidated

	March 31, 2009	December 31, 2008	March 31, 2009	December 31, 2008
Short-term
Foreign currency
Advances on export contracts - ACC, with interest rates of 6.73% p.a., guaranteed by promissory notes or sureties	2,130,061	1,798,441	2,130,061	1,798,441

Advanced collection relating to the receivables sold, with no interest	-	-	30,817	69,886

Financing for investments in Russia, to be made in property, plant and equipment, with interest of 11.4% p.a., guaranteed by surety according to the investment interest (60% for Sadia and 40% for the partner)	-	-	3,268	3,386

Credit lines for the development of foreign trade, with interest rates of 12.91% p.a., guaranteed by promissory notes or sureties	-	-	-	7,915

Financing obtained from financial institutions custodians of structured notes belonging to the Company, with interest of 4.75% p.a., guaranteed by its own investments	-	-	-	157,073

Others	-	-	330	338

	2,130,061	1,798,441	2.164.476	2,037,039
Local currency
Rural credit lines with interest of 6.75% p.a. for the finance of the production of the integration system in the swine and poultry farming.	264,491	261,667	264,491	261,667

Working capital loans in the amount of R$96,821 where R$51,609 with interest of 19.84% p.a. and R$45.212 is subject to the variation of 125% do CDI, free of guarantees.	96,821	443,273	96,821	443,273

Other financings with interest of 1.19%p.a.	-	-	858	641

	361.312	704,940	362.170	705,581

	2.491.373	2,503,381	2.526.646	2,742,620

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

	Parent company		Consolidated

	March 31, 2009	December 31, 2008	March 31, 2009	December 31, 2008
Short-term portion of the long-term debt

Foreign currency
Export financing composed of prepayment in amount of R$116,640, of which R$141 is subject to LIBOR variation for 6-month deposits (1,43% in March 2009) and interest of 1.75% p.a. and an amount of R$116,499 subject to LIBOR variation for 3-month deposits (1.24% in March 2009) and interest of 0.60% p.a. and a line focused on the incentive for foreign trade activities in the amount of R$143,245, subject to LIBOR (average of 3.16% in March 2009) and interest of 1.18% p.a. , guaranteed by promissory notes or sureties	116,640	119,166	259,885	143,955

BNDES (National Bank for Economic and Social Development), for investments and exports credit lines, composed as follows: FINEM in the amount of R$32,456 subject to the weighted average of exchange variation of currencies traded by BNDES - UMBNDES and fixed interest of 2.47% p.a., guaranteed by mortgage bonds and real estate mortgage and “BNDES Exim - pre shipment” in the amount of R$3.901 subject to fixed interests of 8.69% p.a., guaranteed by promissory notes.	36,357	30,464	36,357	30,464

The raising of funds on the international capitals market through the issuing of bonds with interest of 6.88% per annum and the principal to be paid in one lump sum in 2017, guaranteed by inventories and financial assets pledges.	-	-	13,927	4,017

	152,997	149,630	310,169	178,436
Local currency
Export credit note - NCE, an improved credit line for exports, payable in 2009 and 2010, subject to variation of 112,35% of the CDI (interbank deposit certificate) p.a., guaranteed by equipment pledge and mortgage bonds	1,234,341	1,065,477	1,234,341	1,065,477

BNDES (National Bank for Economic and Social Development), credit lines for investments and exports, composed as follows: FINAME in the amount of R$851 subject to the Long-Term Interest Rate -TJLP (6.25% p.a. in March 2009) and interest of 2.25% p.a., FINEM in the amount of R$179,264 subject to TJLP and interest of 3.09% p.a., guaranteed by mortgage bonds and real estate mortgages and “BNDES Exim - pre shipment” in the amount of R$12,311 subject to TJLP and interest of 2.64% p.a., guaranteed by promissory notes.	192,125	163,833	192,426	164,134

PESA - Special Aid for Agribusiness payable in installments, subject to IGPM variation and annual interest of 9.89%, guaranteed by sureties	1,705	6,845	1,705	6,845

Others subject to interest rate from 1% to 12% p.a.	6,879	6,879	6,879	6,879

	1,435,050	1,243,034	1,435,351	1,243,335

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

	Parent company		Consolidated

	March 31, 2009	December 31, 2008	March 31, 2009	December 31, 2008

Short-term portion of long-term debt	1,588,047	1,392,664	1,745,520	1,421,771

Total short-term	4,079,420	3,896,045	4,272,166	4,164,391

At March 31, 2009 the weighted average interest in short-term loans was 8.50% p.a. (9.59% p.a. at December 31, 2008).

16

Loans and financing - Long-term

	Parent company		Consolidated

	March 31, 2009	December 31, 2008	March 31, 2009	December 31, 2008
Foreign currency
Export financing composed of prepayment, payable in amount of R$325,008 in instalments up to 2013, in which R$92,749 subject to LIBOR variation for 6-month deposits (1.43% in March 2009) plus annual interest of 1.75% p.a. and R$232,259 subject to LIBOR variation for 3-month deposits (1.24% in March 2009) plus annual interest of 0.60% p.a., and a line focused on the incentive for foreign trade in amount of R$1,618,027, subject to LIBOR of 3.16% plus interest of 1.18% p.a., guaranteed by promissory notes or sureties	325,008	329,496	1,943,035	2,076,654

The raising of funds on the international capitals market through the issuing of bonds to be paid in 2017 with interest of 6.88% per annum, guaranteed by inventories and financial assets pledges.	-	-	592,727	588,267

BNDES (National Bank for Economic and Social Development), payable from 2009 to 2019 composed as follows: FINEM in the amount of R$254,195 subject to the weighted average of the exchange variation of currencies traded by BNDES - UMBNDES and fixed interest of 2.47% p.a. guaranteed by mortgage bonds and real estate mortgages and “BNDES Exim - pre shipment” in the amount of R$11,618 subject to the weighted average of the exchange variation of currencies and fixed interest of 8.69% p.a., guaranteed by promissory notes.	265,813	274,269	265,813	274,269

IFC (International Finance Corporation) for investments in property, plant and equipment, subject to interest at the rate of 11.4% p.a., guaranteed by real estate mortgages	-	-	126.742	138,517

	590.821	603,765	2.928.317	3,077,707

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

	Parent company		Consolidated

	2008	2007	2008	2007
Local currency
Export credit note - NCE, an improved credit line for exports, payable in 2009 and 2010, in which R$788,264 is subject to variation of 125% of the CDI (interbank deposit certificate) p.a. and R$446,077 is subject to variation of 90% of the CDI (interbank deposit certificate) p.a., guaranteed by real estate mortgages and financial assets pledge.	1,234,341	1,386,207	1,234,341	1,386,207

BNDES (National Bank for Economic and Social Development), credit lines for investments and exports, payable from 2009 to 2015, composed as follows: FINAME in the amount of R$2,163 subject to the Long-Term Interest Rate -TJLP (6.25% p.a. in March 2009) and interest of 2.25% p.a., FINEM in the amount of R$1,111,615 subject to TJLP and interest of 3.09% p.a., guaranteed by mortgage bonds and real estate mortgages and BNDES Exim pre shipment special in the amount of R$36,680 subject to TJLP and interest of 2.64% p.a., guaranteed by promissory notes	1,150,033	1,167,364	1,150,458	1,167,864

PESA - Special Sanitation Program of the Agroindustry to be paid in installments from 2009 to 2020, subject to the variation of the IGPM (General Market Price Index) and interest of 9.89% p.a., guaranteed by endorsement and public debt securities (CTN)	156,564	162,176	156,564	162,176

Others subject to interest rate from 1% to 12% p.a.	10,294	12,001	10,706	12,562

	2,551,232	2,727,748	2,552,069	2,728,809

	3,142,053	3,331,513	5,480,386	5,806,516

Short-term portion of long-term debt	(1,588,047)	(1,392,664)	(1,745,520)	(1,421,771)

Total long-term	1,554,006	1,938,849	3,734,866	4,384,745

The noncurrent portions of financings at March 31, 2009 mature as follows:

Maturity	Parent company	Consolidated

2010	239,215	609,990
2011	296,612	809,857
2012	422,574	650,965
2013	242,043	581,367
2014 onwards	353,562	1,082,687

	1,554,006	3.734.866

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

17

Commitments and contingencies

Commitments

The Company has leasing agreements for industrial units that expire over the next three years. These leasing are subject to renewal for 1 more year and do not require any penalty if the Company does not renew them. The Company does not pay execution costs, such as maintenance and insurance.  The rental expenses totaled R$30,212 in March 31, 2009 (R$40,882 in the same period of 2008).

The table below shows the future payments related to the leasing agreement at March 31, 2009:

2009	112,790
2010	148,633
2011	148,633
2012	148,633

Total	558,689

In addition the Company signed purchase agreements for production purposes (packaging) in the approximate amount of R$66 million on March 31, 2009, payable until 2010.

Contingencies

The Company and its subsidiaries have several on going claims of a labor, civil and tax nature, resulting from its normal business activities. The respective provisions for contingencies were constituted based on the opinion of the Company’s legal counsel, which considered that unfavourable outcomes are likely.

Based on management estimates, the provision for contingencies provided for, net of the respective legal deposits, established by CVM Deliberation 489/05, as presented below, is sufficient to cover possible losses with legal proceedings.

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

	Parent company		Consolidated

	March 31, 2009	December 31, 2008	March 31, 2009	December 31, 2008

Tax proceedings	35,988	35,595	51,091	50,868
Labor proceedings	28,926	27,373	29,797	28,063
Civil proceedings	11,104	10,236	11,105	10,244

Provision for contingencies	76,018	73,204	91,993	89,175

Related legal deposits	(22,200)	(21,393)	(34,461)	(33,658)

Provision for contingencies - Net	53,818	51,811	57,532	55,517

The changes in the provision for contingencies are presented as follows:

	Consolidated
	Balances at 12/31/2008	Additions	Disposals	Monetary updates	Balances at 03/31/2009

Tax proceedings	50,868	601	(741)	363	51,091
Labor proceedings	28,063	1,817	(83)	-	29,797
Civil proceedings	10,244	566	(947)	1,242	11,105

Provision for contingencies	89,175	2,984	(1,771)	1,605	91,993

Related legal deposits	(33,658)	(1,063)	260	-	(34,461)

	55,517	1,921	(1,511)	1,605	57,532

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

Tax litigation

The main tax contingencies involve the following cases:

a.

Income and social contribution taxes on net income

Provision for income and social contribution taxes on net income amounting to R$28,227, of which R$10,438 recorded on the acquisition of the subsidiary Granja Rezende (incorporated in 2003), R$9,017 of income tax and R$3,246 on contribution taxes of Concórdia S.A. CVMCC, R$4,425 on withholding income tax on investments of Granja Rezende and R$1,101 for other provisions.

b.

Value - Added tax on sales and services - ICMS

The Company is a defendant in several administrative cases involving ICMS, mainly in the States of São Paulo, Rio de Janeiro and Paraná, totalling a probable contingency estimated at R$11,354.

c.

Other tax contingencies

Several cases related to payment of Social security contribution, PIS (Social Integration Program Tax), Import Duty and others totalling a provision of R$11,510.

The Company has other contingencies of a tax nature in the amount of R$1,290,778 in March 31, 2009, which was evaluated as representing a possible loss by the legal advisors and by Company management, therefore, no provision has been recorded.  These contingencies refers mainly to questions raised regarding ICMS credits in the amount of R$694,117, IPI Credit premium, in the amount of R$270,681, payment of social security contributions, in the amount of R$120,034 and others in the amount of R$205,946.

Civil litigation

Represents mainly proceedings involving claims for indemnification for losses and damages, including pain and suffering, arising from work-related accidents and consumer relations.

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

The Company has other contingencies of a civil nature with a claimed amount of R$57,082, which were assessed as possible losses by the legal advisors and by Management and, therefore, no provision was recorded.

The Company, as well as certain directors and officers, were appointed as defendants in five collective lawsuits brought by investors in American Depositary Receipts (ADR) issued by the Company, acquired between April 30 and September 26, 2008 (Class Period). These lawsuits were filed in the court of the Southern District of New York, in the United States of America, and are seeking remediation in accordance with the rule of the Securities Exchange Act of 1934, arising from the losses with the exchange derivative contracts during the class period. By order of the American court, the five lawsuits were consolidated into one single class action on behalf of the group of investors of Sadia. At the current stage of the proceedings it is not possible to determine the probability of an eventual loss and the amounts involved and, therefore, no provision was recorded.

Labor claims

The company is involved in approximately 3,893 labor claims. These labor lawsuits refer mainly to claims for overtime, and health exposure and hazard claims, none of which involve a significant amount on an individual basis. The total amount involved is R$73.043, for which the provision in the amount of R$29,797 was recorded based on historical information, representing the best estimate for probable losses.

Court deposits

The Company, as appropriate, performs legal deposits not related to provisions for contingencies, which balance as of March 31, 2009 was R$39,560 (R$41,609 on December 31, 2008).

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

Guarantees

a.

The Company provides guarantees to loans obtained by certain out growers located in the central region of the country as part of a special development program for that region. Such loans are used to improve the out growers farms installations and will be repaid in 10 years, where the Company obtain from the out growers their farms and installations as a collateral for such guarantees provided. The amount for such guarantees provided as of March 31, 2009 amounted R$589,637 (R$525,485 in December 31, 2008).

b.

The Company is a guarantor for a loan taken out by Instituto Sadia de Sustentabilidade from the National Bank for Economic and Social Development (BNDES). The object of this loan is to set up biodigesters on the properties of the rural producers that are taking part in the Sadia integration system, within the ambit of the Sadia sustainable pig breeding program, seeking a mechanism for clean development and reduction in emission of carbon gases.  The total amount of these guarantees at March 31, 2009 was R$80,789 (R$79,670 on December 31, 2008).

c.

The Company offered a lien on the industrial property it owns in the city of Concórdia, state of Santa Catarina, as a guarantee to a notice of collection from the Federal Revenue Service questioning the compensation in prior years of R$74 million in IPI premium credit against other federal taxes, which the right was given to the Company (a right recognized by the final and unappealable decision). Management and its legal advisors deem this charge to be misplaced and to prevent this dispute from prejudicing the Company’s image and rights, a writ of mandamus was filed under which an injunction was obtained staying this notice of collection.

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

18

Shareholders’ equity

a.

Capital

Subscribed and paid-in capital is represented by the following shares with no par value:

March 31, 2009

Common shares	257,000,000
Preferred shares	426,000,000

Total shares	683,000,000

Preferred shares in treasury	(10,049,288)

Total outstanding shares	672,950,712

b.

Treasury stock

As of March 31, 2009 the Company held treasury stock, for future sale and/or cancellation, 4,700,000 ordinary shares and 5,349,288 preferred shares, at an average acquisition cost of R$97,064. The market value as of March 31, 2009 was R$39,169.

c.

Market value

The market value of Sadia S.A. shares according to the average quotation of shares traded on the São Paulo Stock Exchange - BOVESPA, corresponded to R$4.76 per thousand of ordinary shares and R$3.14 per thousand of preferred shares at March 31, 2009 (R$4,35 per thousand of ordinary shares and R$3,75 per thousand of preferred shares at December 31, 2008). Net equity on that date was R$0.07 per thousand shares (R$0.41 at December 31, 2008).

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

19

Stock option plan

The Company has a granting plan of option of purchase of shares, which contemplates nominative ordinary and preferred shares issued by the Company, available in treasury. The plan is managed by a Management Committee, composed of the Chief Executive Officer and the Human Resources Committee of the Board of Directors.

The price for exercising the purchase options does not include any discount and will be based on the average value of the quotation for the share in the last three days of trading on the São Paulo Stock Exchange prior to the grant date, updated by the accumulated National Consumer Price Index (INPC) between the grant date of exercising the option. The vesting period, during which the participant cannot exercise his/her right to purchase the shares, will be three years as from the option granting date. The participant will be able to fully or partially exercise his/her purchase rights after the vesting period within a maximum period of 2 years, and only after this period has expired will he/she lose the right to the options not exercised.

The composition of the options granted is presented as follows:

	Date			Quantity		Price of shares of Shares

Cycle	Grant	Start	Final	Granted options	Outstanding options	Grant date	Update - INPC

2005	06/24/05	06/24/08	06/24/10	2,200,000	1,090,000	4.55	5.39
2006	09/26/06	09/26/09	09/26/11	3,520,000	2,325,000	5.68	6.53
2007	09/27/07	09/27/10	09/27/12	5,000,000	4,115,000	10.03	10.99

	March 31, 2009	December 31, 2008

Balances in the beginning of the period	9,275,000	9,955,000

Exercised options - Cycle 2005	-	(210,000)
Cancelled options - Cycle 2005	(400,000)	-
Cancelled options - Cycle 2006	(665,000)	(265,000)
Cancelled options - Cycle 2007	(680,000)	(205,000)

Balances in the end of the period	7,530,000	9,275,000

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

In accordance with Accounting Pronouncements Committee - CPC 10 - Share based Payment, on March 31, 2009 and December 31, 2008 the Company recognized under stock option plan the fair value in the amount of R$5,311 and R$8,067, respectively. The cost of compensation was recognized in the results for the period, under administrative expenses, totalling in March 31, 2009 a reversion of expenses of R$2,756.

The fair value of the share options was estimated based on the following assumptions:

	March 31, 2009	December 31, 2008

Expectations of term of life of the option	5 years	5 years
Interest rate free of risk		12.4%
Volatility	76.05	76.41
Expected dividends on the shares	3.0%	3.0%
Expectations of accumulated average inflation	29.83%	26.95%
Weighted average of the fair value	R$0.71	R$1.14

Pricing model - The Company uses Black-Scholes as a pricing model for options for calculation of the fair value.

Expectation of term - The term of life of the option expected by the Company represents the period in which it believes that the options will be exercised and was determined under the assumption that the beneficiaries will exercise their options at the limit of the term.

Interest rate free of risk - For the interest rate free of risk the Company uses the projected average SELIC rate furnished by the Central Bank of Brazil (BACEN), weighted by the number of months from the base date of the interim financial statements until the maturity of the options.

Volatility - The estimated volatility takes into consideration past trading and the implicit volatility of its preferred shares in the determination of the estimated volatility factor.

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

Expected dividends - The percentage of dividends used was obtained based on the average payment of dividends per share with respect to the market value of the shares for the last three years.

Expectations of inflation - The expectations for inflation are determined based on the projections of the National Consumer Price Index (INPC) provided by the Central Bank of Brazil (BACEN), accumulated from the date of the grant until the estimated expiration of the option.

The Company has treasury shares entailed to the plan for granting share purchase options, sufficient to cover the future exercises of the options granted.

20

Employees’ profit sharing

The Company grants its employees a profit sharing plan, which depends on attaining specific targets, established and agreed to at the beginning of each year.  This plan has been approved by Board of Directors of the Company and it has been registered by a formal agreement with the unions.

21

Financial result

	Parent company		Consolidated

	March 31, 2009	March 31, 2008	March 31, 2009	March 31, 2008

Financial expenses
Interest	(159,029)	(57,401)	(150,299)	(53,508)
Loss on investment funds	(11,109)	-	(54,513)	-
Monetary variations - Liabilities	(2,178)	(5,508)	(2,178)	(5,508)
Exchange variations - Liabilities	26,627	1,015	(156,413)	21,823
Exchange variations on foreign investments	-	-	(20,582)	-
Other	(17,914)	(7,260)	(21,598)	(9,488)

	(163,603)	(69,154)	(405,583)	(46,681)

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

	Parent company		Consolidated

	March 31, 2009	March 31, 2008	March 31, 2009	March 31, 2008

Financial income
Interest	25,996	10,880	27,411	22,647
Monetary variations - Assets	(1,351)	1,387	(1,513)	1,387
Exchange variations - Assets	(2,262)	(1,700)	105,754	(76,821)
Gains on derivatives instruments	-	20,728	-	83,925
Exchange variations on foreign investments	-	-	-	91,502
Other	11,348	9,048	13,890	14,210

	33,731	40,343	145,542	136,850

	(129,872)	(28,811)	(260,041)	90,169

22

Income and social contribution taxes

Income before the provision for income tax (IR) and social contribution on net income (CSLL) was composed as follows:

	Parent company		Consolidated

	March 31, 2009	March 31, 2008	March 31, 2009	March 31, 2008

Local	(312,968)	216,927	(241,187)	111,560
Foreign	-	-	(77,655)	112,386

	(312,968)	216,927	(318,842)	223,946

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

The composition of income and social contribution taxes is as follows:

	Parent company		Consolidated

	March 31, 2009	March 31, 2008	March 31, 2009	March 31, 2008
Local
Current	-	(23)	(3,078)	(1,989)
Deferred	78,353	25,977	77,358	30,621

	78,353	25,954	74,280	28,632
Foreign
Current	-	-	(2,058)	(2,726)
Deferred	(719)	(298)	2,506	(299)

	(719)	(298)	448	(3,025)

	77,634	25,656	74,728	25,607

Income and social contribution taxes were calculated at applicable rates and reconciliation with the income and social contribution tax expenses is shown below:

	Parent company		Consolidated

	March 31, 2009	March 31, 2008	March 31, 2009	March 31, 2008

Income before taxation/profit sharing	(312,968)	216,927	(318,842)	223,946
Interest on shareholders' equity	-	(45,582)	-	(45,582)

Income before income and social contribution taxes	(312,968)	171,345	(318,842)	178,364

Income and social contribution taxes at nominal rate - 34%	106,409	(58,257)	108,406	(60,644)

Adjustment to calculate the effective rate
Permanent differences
Equity in subsidiaries earnings	(29,558)	84,106	-	-
Loss on financial operations	(3,852)	-	(3,852)	-
Donations and subsidies for investments	3,391	-	3,391	-
Share purchase option plan - stock option	937	-	937	-
Exchange variation on investments abroad	-	-	(6,998)	31,110
Results of companies abroad	719	-	(24,308)	49,434
Recording of deferred IR/CS in subsidiaries	-	-	-	6,070
Others	(412)	(193)	(2,848)	(363)

Income and social contribution taxes at effective rate	77,634	25,656	74,728	25,607

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

The composition of deferred income and social contribution taxes is as follows:

	Parent company		Consolidated

	March 31, 2009	December 31, 2008	March 31, 2009	December 31, 2008
Assets
Deferred taxes
Tax loss carryforwards and negative basis of social contribution	802,147	643,783	806,962	649,221
Benefit plan	41,750	40,220	41,750	40,220
Provision for contingencies	25,846	24,889	31,278	30,320
Provision for realization of tax credits	24,072	24,389	25,322	24,831
Goodwill amortization	10,809	12,607	10,809	12,607
Allowance for doubtful accounts	7,110	6,493	7,322	6,601
Provision for loss on property, plant and equipment	4,683	5,402	4,683	5,402
Provision for lawyers’ fees	4,444	6,924	4,444	6,924
Provision for loss in inventories	3,186	3,216	3,186	3,216
Unrealized results in inventories	-	-	1,905	3,408
Unrealized losses with derivatives	-	68,253	-	68,253
Employees’ profit sharing	-	6,377	-	6,377
Equity valuation adjustments	39,232	44,069	-	-
Other	1,920	3,320	7,101	4,186

Total assets deferred taxes	965,199	889,942	944,762	861,566

Assets short-term portion	63,400	129,561	65,306	132,969
Assets long-term portion	901,799	760,381	879,456	728,597

Liabilities
Deferred taxes
Depreciation on rural activities	108,013	108,614	108,013	108,614
Equity valuation adjustments	-	-	28,015	23,178
Unrealized gains with derivatives	3,060	-	3,060	-
Other	-	-	2,919	2,046

Total liabilities deferred taxes	111,073	108,614	142,007	133,838

Liabilities short-term portion	13,861	10,861	16,780	12,907
Liabilities long-term portion	97,212	97,753	125,227	120,931

The Management considers that the deferred assets arising from temporary differences will be realized in proportion to the final solution of the contingencies and to the payment of the liabilities forecast for the employees’ benefit plans.

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

The deferred tax assets related to the income tax loss carryforwards and negative basis of social contribution in the amount of R$806,962, represented by R$800,484 in the parent company and R$6,478 in the subsidiaries, the realization of these credits will be carried out through the generation of future profits in the respective companies. Based on a technical viability study prepared by Management the realization of these tax assets will be estimated in the following manner:

Period	Realization	% of realization

2009	84,000	10%
2010	44,000	5%
2011	56,000	7%
2012	73,000	9%
2013	86,000	11%
Until 2016	463,962	58%

	806,962	100%

23

Risk management and financial instruments

The Company’s operations that are exposed to market risks, mainly with respect to foreign currency variations and interests, credit risks and variations in the prices of agricultural commodities. According to the treasury policy, these risks are managed by the Risk Management area, through identification of exposures and correlations between the different risk factors, using the specific calculation method, VAR - Value at Risk and simulations of scenarios (stress test), and are permanently monitored by the Financial and Investment Committee, consisting of members of the Board of Directors, who are responsible for defining management’s strategy for administering these risks, within the parameters for exposure limits and decision making levels proposed by the Finance Committee and RI of the Board of Directors, approved by them. At March 31, 2009, due to the high volatility of financial assets and to the remaining unsuitability of the financial policy, the  VAR-Value at Risk for the operational assets and liabilities and financial instruments exposed to exchange rate variations for one year with 95% confidence, amounted to R$188,497(Information not reviewed by the independent auditors).

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

The objective of the treasury policy is to determine parameters for use of derivative instruments, including derivatives, in the hedging of operating and financial assets and liabilities exposed to variations in foreign exchange and interest rates and prices of commodities, as well as to establish credit limits with financial institutions.  The responsibility for compliance with this policy is the job of the Financial, Administration and Information Technology director.

a.

Exchange rate risk

The Company is exposed to market risks arising from the volatility of exchange and interest rates. The exchange and interest rate risks on loans, financings and other liabilities denominated in foreign currency are managed jointly with the financial investments also denominated in foreign currency, and by derivative financial instruments, such as interest rate swaps (Libor for pre rate or vice versa) and future market contracts (Non Deliverable Forwards – NDFs and Options), as well as accounts receivable in foreign currencies arising from exports, which also reduce the foreign exchange exposure as a natural hedge.

On March 27, 2009 the Board of Directors approved the new financial exchange policy, which took into consideration the projected exchange exposure for 12 months, observing the following limits:

i.

50% of the exchange exposure limited to two months net generation of cash;

ii.

VaR for one day  with 95% reliability lower than or equal to 0.5% of the lowest market value for Sadia (market cap) for a 30 day moving window;

iii.

Value resulting from the stress test for a derivative position lower than 25% of the balance of readily available funds, calculated daily by Risk Management.

The exchange exposure concept consists of the projection for 12 months of net cash generation, less the financial net debt in foreign currency, plus or less the outstanding position of exchange derivatives.  Net cash generation consists of exports, less imports and costs indexed to the exchange rate.

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

The control and management of exposures are carried out dynamically and updated with market quotations in real-time through a quotation system, and adjustments are made whenever necessary. In operations that involve options, the control and management of exposure takes into consideration the probability of exercise.

Within its exchange hedge strategy the Company used exchange futures contracts (non deliverable forwards, target forwards and options, mainly in US dollars), as a way of mitigating the impacts of exchange rate variations on recognized assets and liabilities and expected transactions, under financial results and gross margin.

The technical definition of these contracts is summarized as follows:

 “Non deliverable forward”

Over the counter operations for sale and/or purchase of dollars with future maturity, without initial disbursement of cash, based on a notional amount in dollars and a future strike rate. Upon maturity of the operation the result will be the difference between the contracted rate and the Ptax on maturity, multiplied by the notional base amount.

“Target forward” - Short

Over the counter operations for sale of dollars with future maturities, without initial disbursement of cash, with the following conditions: If the Ptax on the fixing date is below the strike rate for the dollar, the Company will receive the difference between the contracted rate and the Ptax, multiplied by the original base amount, where there may be a gain limiter for the Company when the difference between the Ptax and the strike rate during the maturities reaches an average R$0,50, knocking out subsequent maturities. If the dollar is above the strike rate, the Company will pay the difference between the contracted dollar and the Ptax, multiplied by double the base amount.

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

“Target forward” - Long

They are over the counter purchases of dollars with future maturities, without initial disbursement of cash, with the following conditions: If the Ptax on the fixing date is higher than the strike rate for the dollar, the Company will receive the difference between the contracted rate and the Ptax, multiplied by the original base amount, where there may be a gain limiter for the Company when the difference between the Ptax and the strike rate during the maturities reaches an average R$0.50, knocking out the subsequent maturities. If the dollar is below the strike rate, the Company will pay the difference between the contracted dollar and the Ptax, multiplied by double the base amount.

Call and put options (European)

They are across the counter or stock exchange operations where the purchaser of the call option or put option pays an initial premium upon maturity, if the difference between the contracted dollar (exercise price) and if the Ptax is positive (in the event of a call option) or negative (in the event of a put option), it will exercise its right. Not exercising the options will result in the loss of the initial premium paid on the part of the purchaser. It is the seller of the option that receives an initial premium and assumes the risk of a limited gain and an unlimited loss.

The exchange futures contracts have monthly maturities of up to 09 months and establish a margin call or bank guarantee in case the position is unfavourable to the Company. At March 31, 2009, the amounts deposited as margin and bank guarantee were R$993,733 and R$100,000, respectively.

The results of the over the counter operations on the exchange future market, realized and not settled financially and the daily adjustments of positions of exchange futures contracts on the Futures and Commodities Exchange (BM&F) are recorded under “Amounts receivable from futures contracts” and “Amounts payable for futures contracts”, respectively.

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

In accordance with the Accounting Pronouncements Committee - CPC 14 - “Recognition, Valuation and Proof of Financial Instruments”, the derivative instruments were recognized in the interim financial statements at their fair value.  These contracts are separated and defined as operating or financial according to their specific objective.  At March 31, 2009, the nominal amounts and the average contracted rates outstanding, exposed to the variation of the US dollar, as well as the respective fair value, are presented as follows:

	Consolidated
	March 31, 2009

	Notional		Average	Fair

	Original (1)	Exposure (2)	Rate	Value
	US$ thousand	US$ thousand	R$/US$	R$ thousand
Future contracts - US$
Non deliverable forward	30,000	30,000	2.00	(10,556)
Target forward	767,500	1,535,000	1.78	(854,542)
Short call option	266,667	266,667	2.00	(98,724)

Short position - US$	1,064,167	1,831,667	1.81	(963,822)

Non deliverable forward	(1,684,167)	(1,684,167)	2.23	187,064
Long position - US$	(1,684,167)	(1,684,167)	2.23	187,064

Net position - US$	(620,000)	147,500		(776,758)

	Euro mil		Euro/US$
Future contracts - Euro
Posição comprada em Euro	(20,000)	(20,000)	1.47	(6,625)

Fair value				(783,383)

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

Payable/receivable amounts of realized future contracts

	R$ thousand

	Realized	Unrealized	Total

Receivable	178,064	36,455	214,519
Payable	358,640	961,447	1,320,087

(1) Original notional

(2) Considers the likelihood of settlement based on the foreign currency futures

The maturities of the exchange futures contracts and US dollar options, put and call positions, as well as the counterparts of the operations outstanding on the base date of Março 31, 2009 presented:

	Short position - Original notional				Long position – Original notional

Maturity	Non deliverable forward	Target forward	Short call options	Short position	Non deliverable forward	Long position

April, 2009	5,000	205,833	53,333	264,166	580,833	580,833
May, 2009	5,000	205,833	53,333	264,166	377,333	377,333
June, 2009	5,000	200,833	53,333	259,166	367,333	367,333
July, 2009	5,000	105,833	53,334	164,167	222,334	222,334
August, 2009	5,000	49,168	53,334	107,502	132,334	132,334
September, 2009	5,000	-	-	5,000	4,000	4,000

	30,000	767,500	266,667	1,064,167	1,684,167	1,684,167

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

Counterpart	Notional Exposure – US$ thousand

BM&F	(200,000)
Deutsche Bank	125,000
Merrill Lynch	71,000
ABN Amro / Royal Bank of Scotland	67,000
HSBC	55,500
JP Morgan	29,000

Total	147,500

Sensibility analysis of the Company - Cash effect

In the preparation of the sensitivity analysis, management considered its exchange derivative financial instruments and its net financial debt denominated in US dollars as material risks which may impact the income of the Company. The following assumptions were adopted in the preparation of the statement on the base date of March 31, 2009 and with results projected to the end of the year:

a.

The position of exchange derivative contracts presented short and long positions in US dollars with maturities during the next six months. For the purposes of this sensitivity analysis the notional values of the forward targets are already doubled, taking into consideration the scenarios of the future market.

b.

The net generation of cash in US dollars (revenues less costs) was estimated by management based on the information available at March 31, 2009 and takes into consideration the Company’s gross invoicing resulting from exports made based on the US dollar and the expenses and costs also denominated in US dollars.

The actual and estimated quantitative information used in the preparation of this analysis was based on the position at March 31, 2009. The future results may differ from these estimated amounts, in case the economic scenario is different from the assumptions considered by the Company.

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

	US$ thousand		R$ thousand

	Risk	Base	Scenario 1 Probable US$/R$ - 2.20	Scenario 2 Possible US$/R$ - 2.75	Scenario 3 Remote US$/R$ - 3.30
Derivative contracts
Futures contracts for US$, sold for six months - average strike R$/US$ - 1.81	High of US$	1,831,667	(714,350)	(1,721,767)	(2,729,184)

Futures contracts for US$, acquired for eight months - average strike R$/US$ - 2.23	Fall of US$	1,684,167	(50,525)	875,767	1,802,059
Estimated losses			(764,875)	(846,000)	(927,125)

Unrealized loss recognized in the interim financial statements (fair value)	-		776,758	776,758	776,758

Gain/(loss) with derivatives in 2009			11,883	(69,242)	(150,367)

Debt /invoicing
Exchange exposure in US$ - average strike R$/US$ - 2.32	High of US$	2,016,244	241,949	(866,985)	(1,975,919)

Net generation of cash in US dollars estimated for 9 months - average strike - R$2.32	Fall of US$	1,500,000	(180,000)	645,000	1,470,000

Net cash effect in 2009			73,832	(291,227)	(656,286)

Scenario 1 - In conformity with market expectations for 2009, available on the site of the Central Bank of Brazil

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

The Company’s exposure to foreign currency variations (particularly US dollars), recorded in the quarterly information, is shown as follows:

	Consolidated

	March 31, 2009		December 31, 2008

	Current	Non current	Current	Non current
Assets and liabilities in foreign currency
Cash and cash equivalents	1,210,627	-	2,072,134	-
Short-term investments	176,943	-	435,102	-
Trade accounts receivable, net	280,164	-	336,811	-
Suppliers	(68,811)	-	(55,273)	-
Loan and financing	(2,474,645)	(2,618,148)	(2,215,475)	(2,899,271)
Future contracts - net	(1,174,138)	-	(1,963,834)	-

	(2,049,860)	(2,618,148)	(1,390,535)	(2,899,271)

The Company uses swap contracts as a way of mitigating the impacts of the interest rate variations on financial assets and liabilities, recorded under financial results.

Swap contracts are recognized at their fair value and are recognized in the interim financial statements under amounts receivable from futures contracts and amounts payable for futures contracts.  The technical definition of these contracts is summarized as follows:

Rate exchange swap- CDI vs. CDI + US dollar

Over-the-counter project financing with Banco Santander for an index swap on the (notional) base value, where the Company receives CDI on gains, and pays CDI + variation of the US dollar on losses, if the US dollar surpasses R$2.00. As from December 2008 there is no longer any exchange risk.

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

Libor swap range accrual

Over-the-counter project financing with HSBC and Standard Bank, on the (notional) base value, where the Company receives six-monthly interest on gains when the six-month LIBOR stays within the range from 2.25% to 7.15% p.a., paying prefixed six-monthly interest on losses. If the LIBOR is outside this range, there is no receipt of interest. The aim of this operation is to reduce the cost of the debt indexed to the LIBOR.

At March 31, 2009, the notional amounts, contracted rates and amounts receivable and payable outstanding, as well as their respective fair values, are shown as follows:

	Consolidated
	March 31, 2009

	Notional			Fair

	Original	Original		Value
	US$ thousand	R$ thousand	Rate	R$ thousand
Interest swaps
Range accrual swap - US$	200,000	-	Libor x Pré	(66,478)
Interest swap CDI x CDI	100,000	-	CDI x CDI	99

Fair value				(66,379)

Amounts receivable/payable from future contracts	R$ thousand

	Realized	Unrealized	Total

Receivable	7,783	-	7,783
Payable	11,276	64,991	76,267

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

b.

Credit risk

The Company is potentially exposed to credit risk in relation to its trade accounts receivable, long and short-term investments and derivative instruments. The Treasury Policy limits the risk associated with these financial instruments by subjecting them to the control of highly rated financial institutions with a minimum of rating of  “Investment Grade” and that operate within the limits pre-established by the risk, credit and financing committees. The criteria for maximum net exposure per financial institution (financial assets less financial liabilities) may not be greater than the lower of 10% of the financial institution’s net equity or the company’s equity.

The concentration of credit risk with respect to accounts receivable is minimized due to the spread of its client base, since the Company does not have any customer or group representing 10% or more of its consolidated revenues, as well as granting credits for customers with solid financial and operational ratios. Generally, the Company does not require a guarantee for sales, however it has contracted an insurance credit policy to its domestic receivables.

c.

Grain purchase price risks

The Company’s operations are exposed to the volatility in prices of grain (corn and soybean) used in the preparation of animal feed for its breeding stock, where the price variation results from factors beyond the control of management, such as climate, the size of the harvest, transport and storage costs and government agricultural policies, among others. The Company maintains its risk management strategy, operating preponderantly through physical control, which includes acquiring grain at fixed prices and fixing it, pegged to commodity futures contracts (grain). The Company has a Commodities Committee and Risk Management, composed by the chief executive officer and financial and operational executives, whose aim is to discuss and decide on the company’s strategies and positioning with respect to the various risk factors that impact the operating results.

The Company does not have outstanding commodities derivatives contracts at March 31, 2009.

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

d.

Estimated market values

The Company used the following methods and assumptions to estimate the disclosure of the fair value of its financial instruments as of March 31, 2009 and December 31, 2008:

•

Cash and cash equivalents - The book values of cash and banks recorded in the balance sheet are similar to the respective fair values.

•

Short-term financial investments - The fair value of short-term financial investments is estimated based on the market quotations of comparable contracts or discounted future cash flows - investment risk. For investments in shares the market values were obtained based on stock exchange quotations.

•

Accounts receivable and payable - The book values of accounts receivable and payable recorded in the balance sheet are similar to their respective fair values.

•

Short and long-term loans and financing - The market values of loans and financing were calculated based on their present value calculated through the future cash flows and using interest rates applicable to instruments of similar nature, terms and risks, or based on the market quotation of these securities. The market values of BNDES financing are similar to the book values, since there are no similar instruments with comparable maturities and interest rates.

•

Forward futures contracts: The fair values of the forward futures contracts were estimated based on the use of market curves that impact these instruments on the respective calculation dates, brought to present value. The effective cash settlement of the contracts occurs on the respective maturities. The Company does not intend to settle these contracts before their maturity date.

•

Interest rate swap contracts: The fair values of the interest rate contracts were estimated based on the market quotations for similar contracts. The effective cash settlement of the contracts occurs on the respective maturity dates.  The Company does not intend to settle these contracts before their maturity date.

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

•

Options contracts: In the case of options, the pricing is done through the Black & Scholes model, which is widely used for valuing options and which takes into consideration the volatility, exercise price, interest rates and maturity period.

The fair values were estimated on the balance sheet date, based on “relevant market information”. Changes in the assumptions and in the operations of the financial market may significantly affect these estimates.

The book values and the estimated fair values of the Company’s financial instruments as of March 31, 2009 and December 31, 2008 are presented in the table below. The fair value of a financial instrument is the amount for which the instrument could be traded between interested parties under current market conditions.

	Consolidated

	March 31, 2009		December 31, 2008

	Book value	Market value	Book value	Market value

Cash and cash equivalents	1,360,434	1,360,434	2,163,998	2,163,998
Short-term investments - Local currency	828,877	828,877	1,180,560	1,180,560
Short-term investments - Foreign currency	176,943	176,943	435,102	435,102
Trade accounts receivable	572,885	572,885	799,567	799,567
Inventories	1,720,965	1,720,965	1,851,020	1,851,020
Loans and financing - Short term	4,272,166	4,262,804	4,164,391	4,148,909
Loans and financing - Long term	3,734,866	3,367,826	4,384,745	4,092,770
Suppliers	876,485	876,485	918,687	918,687
Futures contracts, net	(1,174,052)	(1,174,052)	(1,963,735)	(1,963,735)

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

e.

Financial indebtedness

	Consolidated

	March 31, 2009			December 31, 2008

	Currency			Currency

	Local	Foreign	Total	Local	Foreign	Total

Assets
Cash and cash equivalents	149,807	1,210,627	1,360,434	91,864	2,072,134	2,163,998
Short-term investments	668,932	176,943	845,875	910,228	435,102	1,345,330
Accounts receivable from future contracts	86	222,216	222,302	99	813,220	813,319

Total current assets	818,825	1,609,786	2,428,611	1,002,191	3,320,456	4,322,647

Long-term investments	159,945	-	159,945	270,332	-	270,332

Total long-term assets	159,945	-	159,945	270,332	-	270,332

Total financial assets	978,770	1,609,786	2,588,556	1,272,523	3,320,456	4,592,979

Liabilities
Short-term financing	1,797,521	2,474,645	4,272,166	1,948,916	2,215,475	4,164,391
Accounts payables from future contracts	-	1,396,354	1,396,354	-	2,777,054	2,777,054

Total current liabilities	1,797,521	3,870,999	5,668,520	1,948,916	4,992,529	6,941,445

Long-term financing	1,116,718	2,618,148	3,734,866	1,485,474	2,899,271	4,384,745

Total noncurrent liabilities	1,116,718	2,618,148	3,734,866	1,485,474	2,899,271	4,384,745

Total financial liabilities	2,914,239	6,489,147	9,403,386	3,434,390	7,891,800	11,326,190

Net debt	(1,935,469)	(4,879,361)	(6,814,830)	(2,161,867)	(4,571,344)	(6,733,211)

24

Insurance

The Company and its subsidiaries adopt insurance engagement policy at levels that Management considers adequate to cover risks resulting from the claims of its assets.  Due to the characteristics of multilocated operations, Management engages its policies with a limit of maximum loss possible in the same event, with amounts calculated based on risk inspections and potential losses.  The policies engaged guarantee coverage against fire, general civil liability, windstorms, disorders and electric damage, as well as insurance for merchandise transport, personal and vehicle damage.  The amount currently insured guarantees the comprehensive coverage of the Company’s fixed assets.

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

The assumptions adopted, given their nature, are not part of the scope of an audit of interim financial statements and, accordingly, they were not revised by our independent auditors.

25

Private pension plan

a.

Defined benefit plan

The Company and its subsidiary Concórdia S.A. C.V.M.C.C. are the sponsors of a defined contribution pension plan for employees, managed by “Fundação Attílio Francisco Xavier Fontana”.

The supplementary pension benefit is defined as the difference between (i) the benefit wage (updated average of the last 12 participation salaries, limited to 80% of the last participation salary) and (ii) the amount of the pension paid by the National Institute of Social Security. The supplementary benefit is updated every year by the National Consumer Price Index - INPC.

The actuarial system is that of capitalization for supplementary retirement and pension benefits and of simple apportionment for supplementary disability compensation. The Company’s contribution is based on a fixed percentage of the payroll of active participants, as annually recommended by independent actuaries and approved by the trustees of “Fundação Attilio Francisco Xavier Fontana”.

According to the Foundation’s statutes, the sponsoring companies are jointly liable for the obligations undertaken by the Foundation on behalf of its participants and dependents.

At March 31, 2009 the Foundation had a total of 18,232 participants (18,579 on December 31, 2008), of which 13,368 were active participants (13,872 on December 31, 2008).

The contributions of the parent company, on March 31, 2009 and 2008, amounted to
R$494 and R$516, and R$519 and R$538 in the consolidated, respectively.

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

b.

Other employee benefits

The Company has a human resources policy of offering the following benefits in addition to its private pension plan:

•   Payment of the fine referring to the Government Severance Indemnity Fund when the employee retires;

•   Payment of a tribute for time of service;

•   Payment of an indemnity for discharge from professional duties; and

•   Payment of an indemnity upon retirement.

These benefits are paid in one single payment at the time of retirement or termination of the employee and the amounts are calculated through an actuarial calculation and recorded in the results for the period.

c.

Defined contribution plan

As from January 1, 2003, the Company began to adopt new supplementary pension plans under the defined contribution modality managed by an open supplementary pension entity, for all employees hired by Sadia and its subsidiaries. Under the terms of the regulations, plans are funded on an equitable basis so that the portion paid by the Company is equal to the payment made by the employee in accordance with a contribution scale based on salary bands that vary between 1.5% and 6% of the employee’s remuneration, observing a contribution limit that is updated annually. As from January 1, 2007 these plans are only available to employees earning over R$1,800 per month. The contributions made by the Company at March 31, 2009 and 2008 totalled R$654 and R$538 respectively. As of March 31, 2009 this plan had 1,680 participants (1,783 participants as of December 31, 2008).

Sadia S.A.

Publicly-held Company

Board of Directors

Luiz Fernando Furlan

Chairman

Cassio Casseb Lima

Member

Diva Helena Furlan

Member

Everaldo Nigro dos Santos

Member

Francisco Silvério Morales Céspede

Member

José Marcos Konder Comparato

Member

Luiza Helena Trajano Inácio Rodrigues

Member

Norberto Fatio

Member

Roberto Faldini

Member

Vicente Falconi Campos

Member

Sadia S.A.

Publicly-held Company

Officers

Gilberto Tomazoni	Chief Executive Officer
Alfredo Felipe da Luz Sobrinho	Institutional Relations and Legal Matters Director
Amaury Magalhães Maciel Filho	Agribusiness Operations Director
Antonio Paulo Lazzaretti	Guarantee of quality and sustainability Director
Eduardo Bernstein	Marketing Director
Eduardo Nunes de Noronha	Human Resources and Management Director
Ely David Mizrahi	National Food Service Director
Flávio Luís Fávero	Center for Innovation and Industrial Excellence Director
Guilhermo Henderson Larrobla	International Operations Director
Helio Rubens Mendes dos Santos Jr.	Industrial Technology Director
Hugo Frederico Gauer	Russia Operations Director
José Eduardo Cabral Mauro	Domestic market business Director
Jose Luis Magalhães Salazar	Financial, Administrative and Information Technology Director
Jean Alphonse Karr	International Sales Director
Nelson Ricardo Teixeira	National Sales Director
Osório Dal Bello	Center for Innovation and Agribusiness Excellence Director
Paulo Francisco Alexandre Striker	Logistics Director
Ralf Piper	Quality Assurance Director
Ricardo Lobato Faucon	Supply Director
Ricardo Fernando T. Fernandes	Grain Purchase Director
Roberto Banfi	International Sales Director
Ronaldo Korbag Muller	Industrial Operations Director
Welson Teixeira Junior	Investor Relations and Corporate Development Director
Augusto Ribeiro Junior Controllership Manager	Giovanni F. Lipari Accountant - CRC 1SP201389/0-7-S-SC